ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from __________ to __________

Commission file number 333-67414

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE DOW CHEMICAL COMPANY
2030 DOW CENTER
Midland, Michigan 48674

REQUIRED INFORMATION

Financial statements for the years ended December 31, 2004 and 2003, supplemental schedules for the year ended December 31, 2004, and Report of Independent Registered Public Accounting Firm.

Exhibits
23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

DATE: June 27, 2005

BY: ______________________
Allan E. Fowler
Chairman of the Retirement Board
of The Dow Chemical Company

The Dow Chemical Company Employees' Savings Plan

Financial Statements as of and for the Years Ended December 31, 2004 and 2003, Supplemental Schedules for the Year Ended December 31, 2004 and Report of Independent Registered Public Accounting Firm

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employer Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Suite 400
3320 Ridgecrest Drive
Midland, MI 48642-5859
USA

Tel: +1 989 631 2370
Fax: +1 989 631 4485
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Dow Chemical Company
Employees' Savings Plan
Midland, Michigan

We have audited the accompanying statements of net assets available for benefits of The Dow Chemical Company Employees' Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 22, 2005

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:		
Investments—at fair value:		
Plan interest in Master Trust:		
Investments:		
Allocated LESOP fund	$ 709,532,959	$ 608,734,235
Other	4,963,292,373	4,710,254,542
Participant loans	101,384,201	94,398,792
The Dow Chemical Company common stock—LESOP unallocated fund shares	116,230,122	171,329,424
Temporary investments	12,096,460	22,928
Total investments	5,902,536,115	5,584,739,921
Receivables:		
Employer contributions	82,500	88,176
Employee contributions	3,197,312	3,147,620
Interest—dividends and other	819,572	1,397,846
Total receivables	4,099,384	4,633,642
Total assets	5,906,635,499	5,589,373,563
LIABILITIES:		
Notes payable	12,375,116	30,290,672
Total liabilities	12,375,116	30,290,672
NET ASSETS AVAILABLE FOR BENEFITS	$5,894,260,383	$5,559,082,891

See notes to financial statements.

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:		
Investment income:		
Plan interest in Master Trust investment income	$ 628,333,765	$ 489,381,695
Net (depreciation) appreciation in fair value of investments	(38,178,038)	434,610,403
Dividends	3,806,616	42,182,850
Interest	143,363	48,446,477
Net investment income	594,105,706	1,014,621,425
Contributions:		
Employer	64,211,507	58,143,755
Employee	150,111,310	138,999,546
Total contributions	214,322,817	197,143,301
Plan mergers	10,558,294	339,218,330
Total additions	818,986,817	1,550,983,056
DEDUCTIONS:		
Distributions and withdrawals	480,591,471	319,655,961
Interest expense	2,369,155	4,585,956
Administrative expenses	848,699	747,712
Total deductions	483,809,325	324,989,629
NET INCREASE	335,177,492	1,225,993,427
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	5,559,082,891	4,333,089,464
End of year	$5,894,260,383	$5,559,082,891

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of The Dow Chemical Company Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), and covers any person who is or becomes a regular employee of The Dow Chemical Company (the "Company" or "Dow"), or of certain of the Company's subsidiaries. Prior to 2003, Union Carbide Corporation ("UCC") participants were entitled to a Company matching contribution upon contribution to the Plan; other participants were not entitled to a Company matching contribution or any Company discretionary contributions until the participant completed one year of eligibility service. Beginning in 2003, UCC and Dow participants are not entitled to a Company matching contribution or any Company discretionary contributions until the participant completes one year of eligibility service. Certain participants (Dow salaried, ANGUS hourly, and UCC employees) are eligible to receive a Leveraged Employee Stock Ownership Plan ("LESOP") mandatory contribution when employed through December 31 of any given year. The determination of eligibility service for any individual who is covered under a collective bargaining agreement and who subsequently becomes a salaried employee is based on the original hire date. The Retirement Board of the Company administers the Plan.

Employee Contributions—Plan participants generally may elect to contribute from 1% to 40%, depending on the participant's base pay, limited to a 1% minimum contribution. Employees who do not exceed the gross compensation limits are limited to 40% of base pay in 1/2% increments, with a 1% minimum contribution. The maximum yearly gross compensation contribution made through payroll deductions was $13,000 and $12,000 in 2004 and 2003, respectively. Plan participants may elect to increase, decrease, suspend, or resume compensation deferrals at any time. New elections are effective as soon as practicable after the request is processed.

Company Contributions—Company contributions to the Plan are comprised of the LESOP mandatory contribution and a matching contribution. The LESOP mandatory contribution guarantees each Dow salaried and ANGUS hourly participant a total contribution of at least 1% of their annual base pay. Beginning in 2003, UCC participants also received the LESOP mandatory contribution. The LESOP trustee releases the shares of common stock of the Company to Plan participants based on principal and interest repayments of the notes. If the release of Company common stock results in a contribution to Plan participants of less than 1% of base salary, an additional contribution of Company common stock will be made. No mandatory contributions were required for the years ended December 31, 2004 and 2003.

Dividends on the shares of stock held by the LESOP are used to meet principal and interest obligations of the LESOP notes. For the years ended December 31, 2004 and 2003, dividend income of the common stock was not adequate to offset the interest and principal payments of the notes of the LESOP fund. Accordingly, contributions of $ 7,660,048 and $6,231,344 were made by the Company to the LESOP in 2004 and 2003, respectively.

For certain participants, the Company matching contribution is calculated as 50% of the first 6% of annual base pay deferrals. Company contributions are made each pay period based on Plan participants' contributions during that pay period. Since July 1, 2002, Company contributions are made in LESOP common stock, except contributions made for certain employees subject to bargaining agreements, which are made in cash. Prior to April 1, 2003, the Company matching contribution was calculated as 75% of the first 7.5% of compensation for UCC participants, and Company contributions made to UCC participants were made only as matching contributions and were made exclusively in LESOP common stock.

Temporary Investments—Temporary investments are investments in short-term money market funds in the respective investment funds.

Restricted Stock—Participant balances in the Dow Stock Fund included in the Plan or Master Trust can be a combination of restricted and non-restricted funds. Company mandatory contributions to the LESOP fund, including any stock rolled over from predecessor plans, are restricted and cannot be transferred to other funds. However, upon attaining age 50, a participant has the option of transferring the restricted stock into any fund with the exception of the Dow Stock Fund. Such transfers of restricted stock in the LESOP fund are limited to 1% increments under the following transfer schedules:

Age	Stock Eligible for Transfer
50 - 54	Up to 25% of the account balance each year
55 - 59	Up to 50% of the account balance each year
60 & Over	Up to 100% of the account balance each year

Account Valuation—Participant account balances reflect the total contributions made to the Plan by employees and the Company, plus investment results (which are allocated on a pro rata basis) less expenses and withdrawals.

Vesting—Participants are immediately vested in all amounts credited to their Plan account, including employee contributions, the Company matching contribution, and investment earnings. In order to receive the LESOP mandatory contribution, participants must be eligible and cannot terminate employment before December 31 for any reason other than retirement, disability, or death. Participants who transfer from the Company's employment or from a participating employer to a subsidiary of the Company which is at least 50% owned by the Company and which is not a participating employer will participate in the LESOP mandatory contribution for the Plan in the year of the transfer.

Benefits Distribution—Benefits are generally distributable upon termination of employment as a lump sum payment or may be deferred until any future date. Eligible retirees age 65 or older, or age 50 and over with at least 10 years of eligibility service, may also request partial withdrawals from the Plan. Active employees can request in-service distribution upon the attainment of age 59-1/2. After-tax withdrawals are available once every six months. In certain limited hardship situations (as defined by Internal Revenue Service "IRS" regulations), participants may withdraw up to 100% of their employee contributions account balance.

Participant Loans—Active participants, retirees, and terminated participants, may borrow from their employee contributions, plus earnings on those contributions, with a minimum loan of $1,000. Plan loans are limited to the smaller of:

- 50% of the total account balance, or
- $50,000 less the highest outstanding loan balance in the preceding 12 months.

Loan repayments for active employees are made through payroll deductions, on an after-tax basis, with a minimum term of six months and a maximum of 54 months for any purpose other than the purchase of a primary residence; and a minimum term of six months and a maximum of 120 months for loans for the purpose of purchasing a primary residence. Repayments, both interest and principal, are credited to the participant's account and are allocated among the fund options according to the participant's current investment election. A fixed interest rate is applied to the loan. This rate is equal to the prime rate as listed in the Wall Street Journal-Eastern Edition on the last day of each calendar quarter before the loan is processed (February 2, 2001 forward) or the prime rate as listed by Bankers Trust Company in New York on the last working day of the month before the day the loan is processed (April 1, 1999 through February 2, 2001). The range of rates on loans outstanding at December 31, 2004 and 2003 was 4% to 11.5%.

Administration—Administrative expenses of the trustee are charged to the Plan. The net assets of the Plan and Master Trust for the Plan and the Mycogen Corporation Deferred Savings Plan are held by Fidelity Management Trust Company ("Fidelity") who acts as independent trustee and custodian for all the investments in the Master Trust. Fidelity manages certain Plan investments in the Master Trust, such as shares of commingled funds.

Amendment or Termination—The Plan does not have an expiration date. The Company's Board of Directors, however, may at any time terminate, amend, or modify the Plan, subject to certain rights of the Plan participants. Upon termination of the Plan, each participant is entitled to receive the entire balance in his or her account in accordance with the terms of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements for the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on the trade date, and dividend and interest income are recorded when earned.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

The Plan and Master Trust invest in common stock and various investment instruments including pooled funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investments—Investments in the Plan and Master Trust consisting of common stock of the Company and pooled funds are stated at fair value. Investments in guaranteed investment contracts are stated at contract value. Common stock of the Company is stated at fair value based upon quoted market value of such securities at year end. Temporary investments and participant loans receivable are stated at cost which approximates fair value.

Investments of the Interest Income Fund included in the Master Trust consist of bank Guaranteed Investment Contracts ("GICs") and synthetic investment contracts (see Note 4). Synthetic investment contracts operate similarly to a separate account investment contract, except that the assets are placed in a trust (with ownership by the Master Trust) rather than a separate account of the contract issuer. Investment contracts included in the Master Trust other than the synthetic arrangements are subject to fixed interest rates. The synthetic investment contracts provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset monthly or quarterly, depending on the contract, and the contracts include wrappers that provide that the crediting interest rates cannot be less than zero. The average crediting interest rate of the synthetic investment contracts as of December 31, 2004 and 2003, was approximately 4.5% and 5.05%, respectively.

All investment contracts are considered benefit responsive and are therefore recorded at contract value in accordance with the American Institute of Certified Public Accountants' Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*. The average yield for the Interest Income Fund was approximately 4.5% and 4.4% for the years ended December 31, 2004 and 2003, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

Benefits Payable—Amounts payable to persons who have withdrawn from participation are not recorded as a liability of the Plan. There were no benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 2004 and 2003.

Tax Status—The IRS has determined and informed the Company by a letter dated October 17, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Derivative Instruments—The Plan and Master Trust account for derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended.

3. INVESTMENTS

The following table presents the Plan's investments as of December 31. No investments exceed 5% or more of the Plan's net assets available for benefits. As of August 29, 2003, the Plan began participating in a Master Trust Investment Account.

Investments at Fair Market Value as Determined by Quoted Market Prices	**2004**	**2003**
Common stock of The Dow Chemical Company:		
*LESOP fund	$ 116,230,122	$ 171,329,424
Master Trust Investment Account	5,774,209,533	5,413,387,569
*Temporary investments	12,096,460	22,928
Total investments	$ 5,902,536,115	$ 5,584,739,921

*Nonparticipant-directed

Net appreciation (depreciation) in the fair value of investments of the Plan for the years ended December 31 was as follows:

	2004	**2003**
Common stock of The Dow Chemical Company:		
LESOP fund	$ (38,178,038)	$ 73,540,464
Dow Stock Fund		105,893,413
Growth Equity Fund		89,523,929
Index Equity Fund		52,073,833
Pooled Funds		113,578,764
Plan interest in Master Trust*	628,333,765	489,381,695
Total	$ 590,155,727	$ 923,992,098

*Plan interest in Master Trust includes interest and dividends

4. MASTER TRUST

Effective August 29, 2003, the Company created the Master Trust for the purpose of commingling certain investments of the Plan and the Mycogen Corporation Deferred Savings Plan. The net assets of the Master Trust are held by Fidelity, who acts as the independent trustee, custodian and record keeper (see Note 3).

The net assets of the Master Trust as of December 31, 2004 and 2003 are as follows:

Master Trust—Net Assets	2004	2003
Investments at fair value as determined by quoted market prices:		
The Dow Chemical Company common stock:		
Dow Stock Fund	$ 874,497,556	$ 809,207,190
LESOP fund (allocated shares)	709,532,959	608,734,235
Pooled funds	2,434,276,355	2,179,728,279
Temporary investments	53,196,721	73,089,521
Participant loans	101,384,201	94,524,266
Total	4,172,887,792	3,765,283,491
Investments at contract value (current value—2004: $1,686,787,225; 2003: $1,778,920,716):		
Guaranteed Investment Contracts ("GICs")	2,013,904	632,340,825
Synthetic GICs	1,630,556,223	1,074,922,825
Total	1,632,570,127	1,707,263,650
Other assets and liabilities of the Master Trust:		
Accrued interest and dividends receivable	13,855,980	16,772,992
Accrued liabilities	(24,355,715)	(57,175,840)
Total	(10,499,735)	(40,402,848)
Total	$5,794,958,184	$ 5,432,144,293

The total net investment income of the Master Trust for the year ended December 31, 2004 and for the period August 29, 2003 through December 31, 2003, was as follows:

Master Trust—Net Investment Income	2004	2003
Net appreciation as determined by quoted market prices:		
Common stock of The Dow Chemical Company:		
Dow Stock Fund	$ 145,476,107	$ 138,180,380
LESOP fund	115,822,366	104,553,547
Pooled funds	247,638,132	201,409,870
Net appreciation	508,936,605	444,143,797
Dividends	42,682,035	11,817,704
Interest	78,514,278	34,775,973
Total Master Trust net investment income	$ 630,132,918	$ 490,737,474

As of December 31, the plans participating in the Master Trust held the following interests in the Master Trust net assets:

Plan		2004	2003
The Dow Chemical Company Employees' Savings Plan	99.7 %	$5,774,209,533	$ 5,413,387,569
Mycogen Corporation Deferred Savings Plan	0.3 %	20,748,651	18,756,724
Total Master Trust net assets available for benefits	100.0 %	$ 5,794,958,184	$ 5,432,144,293

The net investment income relating to the Master Trust was allocated daily to the participating plans by the trustee based on the Plan's interest in the individual funds of the trust.

5. LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN AND NOTES PAYABLE

The Dow LESOP trust was established pursuant to an Employee Stock Ownership Plan Trust Agreement (the "Trust Agreement"). The Trust Agreement authorized the Dow LESOP trustee to borrow money, if so directed by the Board of Directors, upon such terms and conditions as permitted under ERISA and as advisable or proper to carry out the purposes of the LESOP trust. The proceeds of any such loan, and cash contributions by the Company to the LESOP trust not used to repay any such loan or to pay expenses of the LESOP trust, must be used to acquire shares of common stock of the Company.

Pursuant to a Preferred Stock Purchase Agreement between the Company and the Dow LESOP trust, the Dow LESOP trust initially purchased 1,602,322 shares of preferred stock for $137,999,982. To finance the purchase of the preferred stock, the Dow LESOP trust borrowed the purchase price. The preferred stock was redeemable in whole or part at the Company's option any time after January 1, 2000 at $86.125 per share plus an amount equal to all accrued and unpaid dividends. On February 9, 2000, the Company exercised its option to redeem the preferred stock. On that same date the trustee of the Dow LESOP trust elected to convert the preferred stock into common stock at a ratio of 1:1. The LESOP trustee now holds common stock of the Company.

The indenture governing the notes provides that the Company will make cash contributions to the LESOP trust on or prior to the date on which each payment of principal or interest on the notes is scheduled to become due in amounts which, when added to earnings received on such contributions and earnings (including dividends on the common or preferred stock) on the assets of the LESOP trust, together with any other assets lawfully available for this purpose, will be sufficient and lawfully available to timely make such principal, premium or interest payment, except to the extent inconsistent with the requirements of ERISA or the Code. Unless the Company shall itself make payments to satisfy the LESOP trust's other payment obligations under the indenture, the Company also agrees to make such additional cash contributions to the LESOP trust to enable the LESOP trust to satisfy its other obligations, except to the extent inconsistent with the requirements of ERISA or the Code. In order to comply with federal regulations applicable to certain loans to employee stock ownership plans, neither the indenture trustee (Continental Bank) nor holders of the notes will have any recourse against the LESOP trust for payments with respect to the notes.

Repayment of the notes was guaranteed by the Company. At December 31, 2003, notes payable included $14,900,000 of 9.42% guaranteed amortizing LESOP notes which were due in 2004. On December 31, 2004, the remaining balance was paid.

UCC also had a LESOP trust as part of the UCC plan, which was merged with the Dow LESOP trust into one LESOP trust under the Plan on December 27, 2001. On November 16, 1990, UCC loaned the UCC LESOP $325,000,000 at 10% per annum with a maturity date of December 31, 2005. The loan was used to purchase shares of UCC convertible preferred stock. Conversion of the preferred shares to common shares in 1992, together with a restructuring and special stock dividend associated with the spin-off of Praxair, resulted in a share repurchase and $201,000,000 principal repayment of the UCC LESOP loan. UCC LESOP shares were converted into shares of Dow stock on February 6, 2001. On December 27, 2001, the LESOP note for the acquisition of the UCC LESOP shares was restructured with a new maturity date of December 31, 2023 and a new interest rate of 6.96%.

As part of the consideration for the restructuring of the note, UCC agreed to release its security interest in the LESOP shares and to an amortization schedule as follows: 10% of the outstanding balance shall be paid by December 31, 2005, an additional 15% of the outstanding balance shall be paid by December 31, 2010, an additional 25% of the outstanding balance shall be paid by December 31, 2015, and the remaining 50% of the outstanding balance shall be paid by December 31, 2023. As additional consideration, Dow agreed, in the event no other Plan contributions including Company matches are made by Dow, to contribute $73,000,000 in new value into the Plan by December 31, 2023. As of December 31, 2004 and 2003, the principal amount outstanding on the restructured LESOP note was $12,375,116 and $15,390,672, respectively.

Dividends on shares held by the LESOP are paid to the LESOP and, together with Company contributions, are used, in part, by the LESOP to make debt service payments on the loans. Shares are released for allocation to participants based on the ratio of the current year's debt service to the sum of the principal and interest payments over the combined life of the two loans. The Company declared common stock dividends of $1.34 per share during 2004 and 2003.

6. NONPARTICIPANT-DIRECTED INVESTMENTS

Nonparticipant-directed investments as of December 31 were as follows:

	2004	2003
Net assets available for benefits:		
Investments:		
The Dow Chemical Company common stock	$ 116,230,122	$ 171,329,424
Temporary investments	12,096,460	22,928
Plan interest in net assets of Master Trust		
Allocated LESOP fund	709,532,959	608,734,235
Interest, dividends and other receivables	3,566,713	3,925,403
Notes payable	(12,375,116)	(30,290,672)
Total net assets available for benefits	$ 829,051,138	$ 753,721,318

Changes in nonparticipant-directed investments of the Plan for the years ended December 31 were as follows:

	2004	2003
Change in net assets:		
Investment income:		
Net (depreciation) appreciation in fair value	$ (38,178,038)	$ 121,786,680
Plan interest in Master Trust Allocated LESOP fund investment income	172,893,626	109,596,963
Dividends	23,620,602	21,338,753
Interest	181,316	135,879
Total investment income	158,517,506	252,858,275
Contributions—employer	7,984,768	6,231,344
Distributions and withdrawals	(88,769,663)	(74,512,163)
Administrative expenses	(70,260)	(70,699)
Transfers to other funds	(2,332,531)	
Total change in net assets	75,329,820	184,506,757
Net assets available for benefits:		
Beginning of year	753,721,318	569,214,561
End of year	$ 829,051,138	$ 753,721,318

Investments in Dow's common stock are recorded at fair value based on the quoted fair value of such securities at year end. Temporary investments are recorded at cost which approximates fair value.

As of December 31, 2002, the LESOP fund was an investment of the Plan. Effective August 29, 2003, the allocated LESOP fund became part of the Master Trust, while the unallocated LESOP fund remained an investment of the Plan. The net assets of the allocated LESOP fund as of December 31, 2004 and 2003, and the changes in net assets of the allocated LESOP fund for the year ended December 31, 2004 and for the period August 29, 2003 through December 31, 2003, are included in the "Plan interest in Master Trust" and "Plan interest in Master Trust investment income" lines above.

7. PLAN MERGERS

The following defined contribution plans and employee stock ownership plan were merged into the Plan during 2004 and 2003:

Plan	Effective Date of Merger	Investments Transferred—2004	Investments Transferred—2003
Dow AgroSciences Employee Savings Plan	8/29/2003	$ -	$ 338,748,325
Buildscape, Inc. Employee Savings Plan	6/03/2003		470,005
Celanese Employee Savings Plan	5/07/2004	10,558,294	
Total		$ 10,558,294	$ 339,218,330

8. RELATED PARTY TRANSACTIONS

The contribution receivable from Dow was $82,500 and $88,176 as of December 31, 2004 and 2003, respectively. Receivables exist at the end of the Plan year due to the timing of payroll contributions to the trust.

All transactions with Fidelity qualify as party-in-interest transactions.

9. PROHIBITED TRANSACTIONS

Monies were deducted from one participant's paycheck in January, February, and March of 2004, but they were not deposited into The Dow Chemical Company Employee's Savings Plan due to an administrative error. The error has since been corrected.

The missing participant contributions of $2,070.40 and company match of $776.40 were deposited into the participant's account on April 23, 2004. An additional $21.01 of earnings was also deposited into the participant's account on April 23, 2004. An excise tax of $465.84 was paid to the IRS and the prohibited transaction was reported to the IRS on June 28, 2004.

* * * * * *

SUPPLEMENTAL SCHEDULES

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2004

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)
NONE								

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
YEAR ENDED DECEMBER 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value	(e) Current Value
*	Common Stock of The Dow Chemical Company—LESOP fund			$ 116,230,122
*	Plan interest in Master Trust:			
	Investments:			
	Allocated LESOP fund			709,532,959
	Other			4,963,292,373
*	Participant loans	(Interest rates ranging from 4% to 11.5%. Loan maturities up to 10 years.)		101,384,201
	Temporary investments			12,096,460

* Represents a party-in-interest to the Plan.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, PART IV, QUESTION 4a—DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2004

(a) Identity of Party Involved	(b) Relationship to Plan, Employer or Other Party-In-Interest	(c) Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Purchase Price	(e) Selling Price	(f) Lease Rental	(g) Expenses Incurred with Transaction	(h) Cost of Asset	(i) Current Value of Asset	(j) Net Gain or (Loss) on Each Transaction
The Dow Chemical Company	Plan Sponsor	See below	See below	N/A	N/A	See below	N/A	See below	N/A

Monies were deducted from one participant's paycheck in January, February, and March of 2004, but they were not deposited into The Dow Chemical Company Employee's Savings Plan due to an administrative error. The error has since been corrected.

The missing participant contributions of $2,070.40 and company match of $776.40 were deposited into the participant's account on April 23, 2004. An additional $21.01 of earnings was also deposited into the participant's account on April 23, 2004. An excise tax of $465.84 was paid to the IRS and the prohibited transaction was reported to the IRS on June 28, 2004.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Dow Chemical Company:

We consent to the incorporation by reference in Registration Statement No. 333-67414 of The Dow Chemical Company on Form S-8 of our report dated June 22, 2005 appearing in this Annual Report on Form 11-K of The Dow Chemical Company Employees' Savings Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

Midland, Michigan
June 22, 2005